SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 2 )(1)


                            Emergisoft Holding, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  29100D 10 9
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                                 (CUSIP Number)


                                Ash R. Huzenlaub
                     President and Chief Executive Officer
                            Emergisoft Holding, Inc.
                                 2225 Avenue J
                             Arlington, Texas 76006
                                 (817) 633-6665
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.29100D 10 9                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Berlwood Five, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
         N/A                                                     (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     N/A

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Texas

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    14,913,393
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    14,913,393
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,913,393

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]
     *  (150,000 shares issuable upon exervise of warrants)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     89.95%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.29100D 10 9                  13D


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


On February 7, 2002, Berlwood paid $2,000,000 to purchase 75,000,000 shares of Emergisoft's common stock described in Item 5. A 20-for-1 reverse stock split occurred on February 27, 2002, resulting in a reduction of the 75,000,000 shares to 3,750,000 shares. On April 1, 2002, Berlwood paid $100,000 to purchase 1,000,000 shares of Emergisoft's common stock described in Item 5. On each of June 26, 2002 and September 19, 2002, Berlwood paid $1,000,000 to purchase 1,875,000 shares of Emergisoft's common stock described in Item 5. On each of November 13, 2002 and December 23, 2002, Berlwood paid $500,000 to purchase 937,503 shares of Emergisoft's common stock described in Item 5. The funds to purchase the shares of common stock were from Berlwood's private funds.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

All of the common stock shares purchased by Berlwood wee acquired for investment purposes.

________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a)-(b) On June 4, 2001, Berlwood filed an initial Schedule 13D, stating it owned 15,767,550 shares of the common stock of Emergisoft or approximately 32.3% of Emergisoft's outstanding shares. Berlwood filed an Amendment No. 1 on December 18, 2001 stating it owned 90,767,550 shares or approximately 73.3% of Emergisoft's outstanding shares. A 20-for-1 reverse stock split occurred on February 27, 2002, resulting in Berlwood's ownership of an adjusted 4,538,374 shares. This statement is filed to show an increase in the number of common stock shares of Emergisoft beneficially owned by Berlwood. As of the date hereof, Berlwood is the beneficial owner of 14,913,393 shares or approximately 89.95% of Emergisoft's outstanding shares. Berlwood holds the sole power to vote and dispose of all the shares. In addition, Berlwood holds warrants to purchase an additional 150,000 shares of the common stock of Emergisoft.

(c) On February 7, 2002, Emergisoft issued to Berlwood 75,000,000 shares of its common stock, par value $.001 per share, for an aggregate consideration of $2,000,000. Berlwood granted to the Company a repurchase right with respect to the 75,000,000 shares, for a period of one (1) year, at a repurchase price of $.06 per share prior to October 24, 2002 and $.12 per share on or after October 24, 2002.

     On February 27, 2002, the Board of Directors of Emergisoft approved a 20-for-1 reverse stock split of Emergisoft's issued and outstanding shares of common stock. The close of business on March 29, 2002 was established as the record date for the stock split.

     On April 1, 2002, Emergisoft issued to Berlwood 1,000,000 shares of its common stock, par value $.001 per share, for an aggregate consideration of $100,000.

     On June 26, 2002, Emergisoft issued to Berlwood 1,875,005 shares of its common stock, par value $.001 per share, for an aggregate consideration of $1,000,000. Berlwood granted to the Company a repurchase right with respect to the 1,875,005 shares, for a period of one (1) year, at a repurchase price of $2.40 per share.

     On September 19, 2002, Emergisoft issued to Berlwood 1,875,005 shares of its common stock, par value $.001 per share, for an aggregate consideration of $1,000,000. Berlwood granted to the Company a repurchase right with respect to the 1,875,005 shares, for a period of one (1) year, at a repurchase price of $2.40 per share.

     On November 13, 2002, Emergisoft issued to Berlwood 937,503 shares of its common stock, par value $.001 per share, for an aggregate consideration of $500,000. Berlwood granted to the Company a repurchase right with respect to the 937,503 shares, for a period of one (1) year, at a repurchase price of $2.40 per share.

     On December 23, 2002, Emergisoft issued to Berlwood 937,503 shares of its common stock, par value $.001 per share, for an aggregate consideration of $500,000. Berlwood granted to the Company a repurchase right with respect to the 937,503 shares, for a period of one (1) year, at a repurchase price of $2.40 per share.


(d)-(e) Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

To the best knowledge of Berlwood, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None.

________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:

February 7, 2003                        BERLWOOD THREE, L.L.C.
                                        General Partner


                                         /s/ Linda Thomas
                                        ----------------------------------------
                                                       (Signature)


                                         Linda Thomas, Manager
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).